Filed Pursuant to Rule 424(b)(4)
Registration No. 333-226778
Registration No. 333-227429

PROSPECTUS

$22,000,000

6.75% Senior Unsecured Notes due 2023

Conifer Holdings, Inc. (“Conifer”) is offering $22,000,000 in aggregate principal amount of 6.75% Senior Unsecured Notes due 2023 (the “Notes”). The Notes will bear interest at the rate of 6.75% per year, and interest on the Notes will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on December 31, 2018. The Notes will mature on September 30, 2023. Conifer may redeem the Notes, in whole or in part at any time or from time to time on or after September 30, 2021, at the redemption price of 100% aggregate principal amount, plus any accrued and unpaid interest, as discussed under “Description of the Notes — Optional Redemption” in this prospectus. The Notes will be issued in minimum denominations of $25 and integral multiples of $25 in excess thereof or in units, each representing $25.

The Notes will be unsecured obligations of Conifer only and will not be obligations of or guaranteed by any of its subsidiaries. The Notes will rank senior in right of payment to any of Conifer’s existing and future indebtedness that is by its terms expressly subordinated or junior in right of payment to the Notes. The Notes will rank equally in right of payment to all of Conifer’s existing and future senior indebtedness, but will be effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. In addition, the Notes will be structurally subordinated to the indebtedness and other obligations of Conifer’s subsidiaries. The Notes will not be subject to repayment at the option of the holder at any time prior to maturity and will not be entitled to any sinking fund.

Conifer has applied to list the Notes on the Nasdaq Global Market under the symbol “CNFRL.” No assurance can be given as to the approval of the Notes for listing or, if listed, the continued listing for the term of the Notes, or the liquidity or trading market for the Notes. We are not required to maintain a listing on the Nasdaq Global Market or any other exchange. If the listing is approved, trading of the Notes on the Nasdaq Global Market is expected to commence within 30 days after the initial delivery of the Notes. Currently, there is no public market for the Notes.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company” in this prospectus.

	Per Note	Total
Public offering price(1)	100.00%	$22,000,000
Underwriting discounts and commissions(2)	4.00%	$880,000
Proceeds to us, before expenses(3)	96.00%	$21,120,000

(1)	Plus accrued interest, if any, from September 24, 2018.
(2)	See “Underwriting.”
(3)	Before deducting expenses of the offering.

We have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to an additional $3,300,000 in principal amount of Notes, less the underwriting discounts and commissions, to cover over-allotments of Notes, if any. If the underwriters exercise the over-allotment option in full, then the total underwriting discounts and commissions payable by us will be $1,012,000 and the total proceeds to us, before expenses, will be $24,288,000.

Investing in the Notes involves certain risks. See the information under “Risk Factors” beginning on page 14 of this prospectus and in Conifer’s Annual Report on Form 10-K/A for the year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as well as the information included or incorporated by reference in this prospectus for a description of the factors you should consider before deciding to invest in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company (“DTC”) on or about September 24, 2018. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants.

Boenning & Scattergood, Inc.

Lead Book-Running Manager

American Capital Partners, LLC

Co-Manager

The date of this prospectus is September 19, 2018

We have not, and the underwriters have not, authorized any person to give any information or to make any representations in connection with this offering other than those contained or incorporated or deemed to be incorporated by reference in this prospectus and any free writing prospectus, and if given or made, such information or representations must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or thereof, that the information contained herein or therein is correct as of any time subsequent to its date, or that any information incorporated or deemed to be incorporated by reference herein or therein is correct as of any time subsequent to its date.

This prospectus incorporates important business and financial information about Conifer and its subsidiaries that is not included in or delivered with this prospectus. This information is available without charge upon request. See “Incorporation of Certain Information By Reference” and “Where You Can Find More Information” in this prospectus.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements and Industry Data” in this prospectus.

“Conifer Insurance Company,” “White Pine Insurance Company” and our green Conifer logo are the subject to a trademark in the United States. Other brands, names and trademarks contained in this prospectus are the property of their respective owners. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the Notes. For a more complete understanding of this offering of Notes, you should read this entire prospectus and the documents incorporated by reference herein, including the financial statements and the notes thereto. Please read “Where You Can Find Additional Information” on page 47 of this prospectus. Please also read “Risk Factors” beginning on page 14 of this prospectus and the Risk Factors included in our Annual Report on Form 10-K/A for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which are incorporated by reference into this prospectus, for more information about important factors that you should consider before investing in the Notes. As used in this prospectus, unless the context otherwise requires, references to “Conifer,” the “Company, “we,” “us,” and “our” refer to Conifer Holdings, Inc., a Michigan corporation, and, where appropriate, its subsidiaries. References to any year herein refer to the 12 months ended December 31 of the year indicated.

Conifer Holdings, Inc.

Business Overview

Our Company

We are a Michigan-based insurance holding company formed in 2009. Through Conifer Insurance Company (“CIC”), Red Cedar Insurance Company (“RCIC”) and White Pine Insurance Company (“WPIC”, and together with CIC and RCIC, the “Insurance Company Subsidiaries”), we offer insurance coverage in both specialty commercial and specialty personal product lines. Currently, we are authorized to write insurance as an excess and surplus lines (“E&S”) carrier in 44 states, including the District of Columbia. We are also licensed to write insurance in 42 states, including the District of Columbia, as an admitted carrier and we offer our insurance products in all 50 states. In addition to marketing to individual agents, we formed Sycamore Insurance Agency (“SIA”) to review specific opportunities to write select business on a direct basis. SIA also owns 50% of a small insurance agency that places small commercial risks, mainly for alarm and security guard markets.

Our revenues are primarily derived from premiums earned from our insurance operations. We also generate other revenues through investment income and other income which mainly consists of installment fees and policy issuance fees generally related to the policies we write and commission income from SIA’s 50% owned agency.

Many of our products are targeted to traditionally profitable classes of policyholders that we believe are underserved by other insurers. We market and sell these insurance products through a growing network of over 6,700 independent agents that distribute our policies through approximately 2,200 sales offices. We are focused on growing our business in non-commoditized property and casualty insurance markets, while maintaining underwriting discipline and a conservative investment strategy.

We have substantial expertise in serving the unique commercial insurance needs of owner-operated businesses in the following markets:

•	Hospitality, such as restaurants, bars, taverns and bowling centers (that require, among other lines, liquor liability insurance), as well as small grocery and convenience stores;

•	Artisan contractors, such as plumbers, painters, carpenters, electricians and other independent contractors; and

•	Security service providers, such as companies that provide security guard services, security alarm products and services, and private investigative services.

In our commercial lines business, we seek to differentiate ourselves and provide value to small business owner-operators by bundling different insurance products that meet a significant portion of their insurance needs. For example, in the hospitality market we offer property, casualty, and liquor liability, as well as, in some jurisdictions, workers’ compensation coverage. The breadth of our specialty commercial insurance products enables our agents and their small business clients to avoid the administrative costs and time required to seek coverage for each of these items from separate insurers. As such, we compete for commercial lines business based on our flexible product offerings and customer service, rather than on pricing alone. Our target commercial lines customer has an average account size of $4,800 in annual premium.

We also have substantial expertise in providing specialty homeowners insurance products to targeted customers that are often underserved by other homeowners insurance carriers. Our personal lines products primarily include low-value dwelling insurance tailored for owners of lower valued homes, which we currently offer in Illinois, Indiana, Louisiana and Texas. Additionally, we provide wind-exposed catastrophe coverage, including hurricane and wind coverage, to under-served homeowners in Hawaii, Texas and Florida.

In our personal lines business, we target homeowners in need of specific catastrophe coverage or dwelling insurance that are currently underserved by the insurance market, due to the modest value of their homes or the exposure to natural catastrophes in their geographic area. Because these homeowners are underserved, this portion of the market is typically subject to less pricing pressure from larger nationwide insurers that offer a more commoditized product. We believe our underwriting expertise enables us to compete effectively in these markets by evaluating and appropriately pricing risk. In addition, we believe our willingness to meet these underserved segments of the personal lines insurance market fosters deeper relationships with, and increased loyalty from, the agents who distribute our products. Our target personal lines customer has an average account size of $1,200 in annual premiums.

Overall, we structure the multi-line distribution of our premium between commercial and personal lines to better diversify our business and mitigate the potential cyclical nature of either market. In serving these markets, we write business on both an “admitted” and “E&S” basis. During the six months ended June 30, 2018, approximately 49% of our gross written premiums were admitted, and approximately 51% were E&S. Insurance companies writing on an admitted basis are licensed by the states in which they sell policies and are required to offer policies using premium rates and forms that are typically filed with state insurance regulators. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them the flexibility to change the coverage offered and the rate charged without the time constraints and financial costs associated with the filing process. Our corporate structure allows us to offer both admitted and E&S products in select markets through either Conifer Insurance Company (“CIC”) or White Pine Insurance Company (“WPIC”). Our experience with specialty insurance products enables us to react to new market opportunities and underwrite multiple specialty lines.

Mix of Business

Over the past several years, we have increased our focus on core lines of business. As part of this business strategy, we have deemphasized our Florida homeowners business and other wind-exposed business in Texas and Hawaii. We plan to continue to shift focus to low-value dwelling lines of business in order to bring personal lines premium levels back up and to maintain a strategic balance of commercial and personal lines of business.

While we pursue top line premium growth, we do not do so at the expense of losing underwriting discipline. Our underwriters have the experience and institutional flexibility to recognize when to exit certain products in favor of more profitable opportunities as insurance market conditions dictate. The following tables summarize our gross written premiums by segment and state for the years indicated therein (dollars in thousands):

	Gross Written Premium by Segment
	Six months ended June 30, 2018%		Year ended Dec 31, 2017%		Year ended Dec 31, 2016%		Year ended Dec 31, 2015%
Commercial	$46,796	93%	$92,112	81%	$88,242	77%	$68,197	73%
Personal	3,503	7%	22,172	19%	26,681	23%	25,553	27%

Total	$50,299	100%	$114,284	100%	$114,923	100%	$93,750	100%

	Gross Written Premiums by State
	Six months ended June 30, 2018%		Year ended Dec 31, 2017%		Year ended Dec 31, 2016%		Year ended Dec 31, 2015%
Florida	$13,698	27.2%	$26,562	23.1%	$23,910	20.8%	$23,048	24.7%
Michigan	9,626	19.1%	21,099	18.5%	17,572	15.4%	16,074	17.2%
Texas	3,314	6.6%	12,910	11.3%	12,993	11.3%	10,381	11.1%
Pennsylvania	3,176	6.3%	8,859	7.8%	10,718	9.3%	12,931	13.8%
Ohio	2,190	4.4%	3,850	3.4%	3,556	3.1%	3,693	3.9%
Indiana	2,008	4.0%	4,356	3.8%	4,582	4.0%	6,068	6.5%
California	1,934	3.8%	2,218	1.9%	—	—%	676	0.7%
New Jersey	1,646	3.3%	3,960	3.5%	978	0.9%	980	1.0%
Colorado	1,512	3.0%	2,998	2.6%	2,544	2.2%	1,249	1.3%
Montana	1,295	2.6%	2,409	2.1%	3,041	2.6%	2,945	3.1%
Illinois	940	1.9%	2,139	1.9%	1,768	1.5%	2,453	2.6%
All Other States	8,960	17.8%	22,924	20.1%	33,261	28.9%	13,252	14.1%

Total	$50,299	100.0%	$114,284	100.0%	$114,923	100.0%	$93,750	100.0%

The Conifer Approach

We have built our business in a manner that is designed to adapt to changing market conditions and deliver predictable results over time. The following highlights key aspects of our model that contribute to our balanced approach:

•

Focus on under-served markets. We focus on providing specialty insurance products to targeted policyholders in under-served markets. We believe that most of our small business customers, many of which are owner-operated, value the efficiency of dealing with a single insurer for multiple products. By targeting small- to medium-sized accounts, we add value to the business owner directly without competing solely on price.

•

Strong relationships with our agents. We develop strong relationships with our independent agents providing them with responsive service, attractive commissions and competitive products to offer policyholders. We believe our agents understand that we view them as key partners in risk selection and understand that their partnership is instrumental in helping us serve our ultimate client — the insured. We focus on working directly with retail agents. We believe this gives us a competitive advantage over other insurers that rely heavily on Managing General Agents and wholesalers, because we are closer to the policyholders.

•

Deep understanding of the business and regulatory landscapes of our markets. The competition for insurance business and the regulatory operating environment vary significantly from state to state. We focus on tailoring our business to concentrate on the geographic markets and regulatory environments with the greatest opportunities for growth and profitability. Our business plan centers on identification of market opportunities in jurisdictions where our insurance products can profitably suit the needs of our potential customers.

•

Emphasis on flexibility. We offer coverage to our insureds both on an E&S and admitted basis. We believe this flexibility enables us to pivot effectively between E&S and admitted policies as customer needs and regulatory conditions dictate.

•

Conservative risk management with an emphasis on lowering volatility. We focus on the risk/reward of insurance underwriting, while maintaining a prudent investment policy. We employ conservative risk management practices and opportunistically purchase reinsurance to minimize our exposure to liability for individual risks. In addition, we seek to maintain a diversified liquid investment portfolio to reduce overall balance sheet volatility. As of December 31, 2017, our investments primarily consisted of fixed income investments with an average credit rating of “AA” and an average duration of 3.2 years.

Our Competitive Strengths

We believe the following competitive strengths have allowed us to grow our business and will continue to support our strategic growth initiatives:

•

Talented underwriters with broad expertise. Our underwriters have significant experience managing account profitability across market cycles. With an average of over 27 years of experience, our senior underwriters possess the required expertise to respond appropriately to market forces.

•

Controlled and disciplined underwriting. We underwrite substantially all policies to our specific guidelines with our experienced, in-house underwriting team. We customize the coverages we offer, and continually monitor our markets and respond to changes in our markets by adjusting our pricing, product structures and underwriting guidelines. By tailoring the terms and conditions of our policies, we align our actual underwriting risk with the profit of each insurance account that we write.

•

Proactive claims handling. We employ a proactive claims handling philosophy that utilizes an internal team of experienced in-house attorneys to manage and supervise our claims from inception to resolution. We pay what we owe, contest what we don’t owe, and make sound judgment for those claims that fall in between. Our proactive handling of claims reinforces our relationships with our customers and agents by demonstrating our willingness to defend our insureds aggressively and help them mitigate losses.

•

Proven management team. Our senior management team has an average of over 23 years of experience in the insurance industry. Our senior management team has successfully created, managed and grown numerous insurance companies and books of business, and has longstanding relationships with many independent agents and policyholders in our targeted markets.

•

Ability to leverage technology to drive efficiency. We utilize a web-based information technology system that creates greater organizational efficiency in our Company. Leveraging the infrastructure of programmers and support staff of third-party vendors allows our in-house business analysts to focus on new product development and roll-out. We believe this capability reduces our time to market for new products, enhances services for insureds, increases our ability to capture data, and reduces cost.

Marketing and Distribution

Independent agents are our main distribution source. The selection of an insurance company by a business or individual is strongly influenced by the business or individual’s agent. We seek to maintain favorable relationships with our select group of agents. Our distribution philosophy is to treat our agents as partners, and we provide them with competitive products, personal service and attractive commissions. We believe these factors contribute to our positive agency retention.

In 2017, our top six independent agencies accounted for approximately 33% of our gross written premiums in our commercial lines, and our top four independent agencies, accounted for approximately 41% of our gross written premiums in our personal lines. We have long term relationships with each of these agencies. We anticipate our concentration in these agencies will decrease in future periods as we establish relationships with additional agencies, as part of our strategic growth plan. Our Insurance Company Subsidiaries market and distribute their products mainly through an independent agency network, however we utilize Managing General Agents and certain key wholesalers when appropriate.

We recruit our producers through referrals from our existing network of agents, word-of-mouth, advertisement, as well as direct contacts initiated by potential agents. Our marketing efforts are directed through our offices in Michigan, Florida, Pennsylvania and Tennessee. We view our agents as key partners in risk selection. We actively solicit their input regarding potential improvements to our business methods and consult with them in developing new products and entering new customer markets. At the same time, we take careful measure to appropriately control and monitor our agents’ operations. Controls include frequent review of the quality of business, loss experience and other mechanisms. We retain sole binding authority on the majority of our business. Binding authority is only granted to select long-term agents. When binding authority is granted, we restrict this authority to a specific set of guidelines that are provided to each agent. Moreover, our experienced underwriters review each risk to ensure the guidelines are followed.

Our Structure

The chart below displays our corporate structure as it pertains to our holding company and significant operating subsidiaries.

The entities set forth above serve the following functions:

Conifer Holdings, Inc. is a holding company that provides management and related operational support for each of our subsidiaries.

Conifer Insurance Company is a property and casualty insurance company that generally writes policies on an E&S basis.

White Pine Insurance Company is a property and casualty insurance company that generally writes policies on an admitted basis.

American Colonial Insurance Services is a managing general agency that processes our Florida homeowners business.

Sycamore Insurance Agency, Inc. is an insurance agency that primarily acts as a broker for policies written through Conifer with retail agents and as an insurance agency for policies Conifer and WPIC may write directly with insureds.

Red Cedar Insurance Company is a pure captive insurance company, which we define as an insurance company that only writes insurance exclusively for our operating insurance companies and does not place or write any insurance business on behalf of third parties.

Venture Agency Holdings, Inc. is an insurance agency that is 50% owned by SIA. It specializes in placing small commercial risks, mainly for alarm and security guard markets.

Insurance Company Subsidiaries

We conduct our business operations primarily through our Insurance Company Subsidiaries. Our ability to service debt, and pay administrative expenses is primarily reliant upon our intercompany service fees paid by the Insurance Company Subsidiaries to the holding company for management, administrative, and information technology services provided to the Insurance Company Subsidiaries by the holding company. Secondarily, the holding company may receive dividends from the Insurance Company Subsidiaries; however, this is not the primary means by which the holding company supports its funding as state insurance laws restrict the ability of our Insurance Company Subsidiaries to declare and pay dividends to the holding company under certain circumstances. Generally, the limitations are based on the greater of statutory net income for the preceding year or 10% of statutory surplus at the end of the preceding year. There were no dividends paid from our Insurance Company Subsidiaries during the year ended December 31, 2017. There were $5.5 million and $3.1 million of dividends paid from our Insurance Company Subsidiaries to the holding company during the years ended December 31, 2016 and 2015, respectively.

In addition to potential dividends, Conifer generates revenues from administrative services agreements with our Insurance Company Subsidiaries which have been fully approved by the insurance regulators. Under these agreements, Conifer provides accounting consulting services, information technology services, legal consulting, human resource consulting and premium collection services. Conifer receives a fee equal to 12.5% of gross written premiums from our Insurance Company Subsidiaries. Other services and costs that Conifer incurs on behalf of the Insurance Company Subsidiaries are reimbursed dollar-for-dollar as well. Conifer has similar agreements with its non-regulated agency subsidiaries which also provide revenue to Conifer. Conifer also receives commission income for performing agency services. The primary operating expenses of Conifer are salaries and related costs of personnel, information technology, administrative expenses, and professional fees. The income received from the administrative services is used to cover operating costs, meet debt service requirements and cover other holding company obligations. Funds to service debt obligations are also available from our non-regulated agency subsidiaries either via their intercompany service agreements with Conifer, direct expense reimbursements or dividends. Management fees from subsidiaries to Conifer totaled $7.1 million for the six months ended June 30, 2018 and $15.9 million for the year ended December 31, 2017. There were $9.9 million and $8.0 million of management fees paid from subsidiaries to Conifer during the years ended December 31, 2016 and 2015, respectively.

Regulatory and Rating Issues

The National Association of Insurance Commissioners (“NAIC) has a Risk-Based Capital (“RBC”) formula to be applied to all property and casualty insurance companies. The formula measures required capital and surplus based on an insurance company’s products and investment portfolio and is used as a tool to evaluate the capital adequacy of regulated companies. The RBC formula is used by state insurance regulators to monitor trends in statutory capital and surplus for the purpose of initiating regulatory action. In general, an insurance company must submit a calculation of its RBC formula to the insurance department of its state of domicile as of the end of the previous calendar year. These laws require increasing degrees of regulatory oversight and intervention as an insurance company’s RBC declines. At June 30, 2018, our Insurance Company Subsidiaries were in excess of any minimum threshold at which corrective action would be required.

The NAIC’s Insurance Regulatory Information System (“IRIS”) was developed to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies “usual values” for each ratio. State insurance regulators review the IRIS ratio results to determine if an insurer is in need of further regulatory scrutiny or action. While the ratios, individually and collectively, are useful tools for identifying companies that may be experiencing financial difficulty, they are only a guide for regulators and should not be considered an absolute indicator of a company’s financial condition. While inquiries from regulators are not uncommon, our Insurance Company Subsidiaries have not experienced any regulatory actions due to their IRIS ratio results or otherwise.

Corporate Information

We were incorporated in October 2009 as Conifer Holdings, Inc., a Michigan corporation. We are headquartered in Birmingham, Michigan. Our principal executive offices are located at 550 W. Merrill Street, Suite 200, Birmingham, Michigan 48009. Our telephone number is (248) 559-0840. Our corporate website address is www.cnfrh.com. The information contained in, or that can be accessed through, our website is not part of, and shall not be deemed to be a part of, this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) December 31, 2020, the last day of the fiscal year following the fifth anniversary of the closing of our initial public offering; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a “large accelerated filer” under applicable SEC rules.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

•	not being required to comply with the requirement of auditor attestation of our internal control over financial reporting,

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements,

•	reduced disclosure obligations regarding executive compensation, and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification. We have taken advantage of certain of those reduced reporting burdens in this prospectus. Accordingly, the information contained or incorporated by reference herein may be different than the information you receive from other public companies in which you hold equity interests. An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure requirements available for smaller reporting companies.

Recent Developments

Potential Refinancing of Loan Agreement

On September 29, 2017, Conifer entered into a note purchase agreement, as amended by the First Amendment dated as of June 21, 2018 (collectively, the “Loan Agreement”), with Elanus Capital Investments Master SP Series 3 (“Elanus”). Pursuant to the Loan Agreement, Conifer issued $30.0 million aggregate principal amount of its 8% subordinated notes due 2032, in a private placement. On the fifth and tenth anniversary of the subordinated notes, the interest rate resets to 1,250 basis points and 1,500 basis points, respectively, above the 5-year mid-swap rate. The subordinated notes include an issuer call option at par from July 31, 2018, through October 31, 2018, and at 105% of par any time after September 29, 2020.

On September 10, 2018, we entered into a Waiver Letter with Elanus whereby Elanus agreed (i) that Conifer will use the proceeds raised under this offering to redeem the subordinated notes, in whole or in part, (ii) that any restrictions under the Loan Agreement regarding the Company’s ability to incur additional debt are waived with respect to this offering, and (iii) to negotiate with Conifer in good faith to refinance any amount of indebtedness remaining under the Loan Agreement following the completion of this offering. The closing of this offering of Notes is not conditioned on the refinancing of the Loan Agreement, and we cannot assure you that such debt will be refinanced on an unsecured basis and on other acceptable terms or at all.

The Offering

Issuer	Conifer Holdings, Inc.

Securities Offered	$22,000,000 aggregate principal amount of 6.75% Senior Unsecured Senior Notes due 2023.

Maturity Date	September 30, 2023, unless previously redeemed.

Interest Rate	6.75% per annum, computed on the basis of a 360-day year of twelve 30-day months, from September 24, 2018.

Interest Payment Dates	March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2018.

Price to Public	100.00% of the principal amount, plus accrued interest, if any, from September 24, 2018.

Ranking	The Notes will be unsecured obligations of Conifer only and will not be obligations of or guaranteed by any of its subsidiaries. The Notes will rank senior in right of payment to any of Conifer’s existing and future indebtedness that is by its terms expressly subordinated or junior in right of payment to the Notes. The Notes will rank equally in right of payment to all of Conifer’s existing and future senior indebtedness, but will be effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. In addition, the Notes will be structurally subordinated to the obligations of Conifer’s subsidiaries.

As of June 30, 2018, Conifer had (i) $30.0 million in outstanding indebtedness in private placement subordinated notes governed by that certain note purchase agreement, by and between the Company and Elanus Capital Investments Master SP Series 3, (“Elanus”) dated September 29, 2017, as amended by the First Amendment dated as of June 21, 2018 (collectively, the “Loan Agreement”), and (ii) revolving credit availability of $10.0 million under that certain secured Credit Agreement dated as of June 21, 2018 (the “Senior Credit Facility”) with The Huntington National Bank. No amounts are currently outstanding under the Senior Credit Facility.

Use of Proceeds	We estimate that the net proceeds of this offering will be approximately $20.8 million, after deducting underwriting discounts and commissions and other estimated offering expenses. We have agreed with Elanus, the lender under the Loan Agreement, to use the net proceeds from this offering to fund the redemption of a portion of the existing subordinated notes under the Loan Agreement. Following the completion of this offering, we intend to refinance the remaining outstanding indebtedness under the Loan Agreement with Elanus on an unsecured basis. See “Use of Proceeds.”

Optional Redemption	Beginning on September 30, 2021 and prior to the maturity date, we may, at our option, redeem the Notes in whole at any time or in part from time to time, on not less than 30 days and not more than 60 days’ prior notice mailed to the holders of the Notes. The Notes will be redeemable at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Events of Default	The Notes will contain events of default, the occurrence of which may result in the acceleration of Conifer’s obligations under the Notes in certain circumstances. See “Description of the Notes — Events of Default; Waiver.”

Certain Covenants	The Notes will be issued under an indenture and supplemental indenture (collectively, the “Indenture”) to be dated as of the issuance date between Conifer and Wilmington Trust, National Association, as Trustee. The Indenture contains covenants that, among other things, limit: (i) the ability of Conifer to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; (ii) the ability of Conifer to sell or otherwise dispose of the equity securities of certain of its subsidiaries; and (iii) the ability of Conifer to permit certain of its subsidiaries to merge or consolidate, or lease, sell, assign or transfer all or substantially all of their respective assets. These covenants are subject to a number of important exceptions, qualifications and limitations. See “Description of the Notes —Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants.”

Form	The Notes will be evidenced by global notes deposited with the Trustee, as custodian for DTC. Beneficial interests in the global notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants.

Denominations	The Notes will be issued only in minimum denominations of $25 and integral multiples of $25 in excess thereof or in units, each representing $25.

Currency	Principal and interest on the Notes will be payable in U.S. dollars.

Further Issuances	Conifer may, from time to time, without notice to or consent of the holders of the Notes, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the Notes, except for the issue date and offering price. Such additional notes will be consolidated with the Notes issued in this offering and form a single series.

Listing	Conifer has applied to list the Notes on the Nasdaq Global Market. If the listing is approved, trading of the Notes on the Nasdaq Global Market is expected to commence within 30 days after the initial delivery of the Notes. Currently, there is no public market for the Notes.

Trustee	Wilmington Trust, National Association

Governing Law	The Indenture and the Notes will be governed by the laws of the State of New York. The Indenture will be subject to the provisions of the Trust Indenture Act of 1939, as amended.

Tax Considerations	You should consult your tax advisors concerning the U.S. federal income tax consequences of owning the Notes in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction. See “Material U.S. Federal Income Tax Consequences.”

Risk Factors	An investment in the Notes involves certain risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” beginning on page 14 of this prospectus and in Conifer’s Annual Report on Form 10-K/A for the year ended December 31, 2017 and Conifer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which are incorporated by reference into this prospectus.

Summary Consolidated Financial Data

The summary historical financial data set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the notes to those financial statements contained in our Annual Report on Form 10-K/A for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, both of which are incorporated by reference into this prospectus.

We have derived the summary historical consolidated financial data from:

•	The audited consolidated financial statements for the year ended December 31, 2017; and

•	The unaudited consolidated interim financial information for the six months ended June 30, 2018 and June 30, 2017.

Historical results are not necessarily indicative of results of future operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Six Months Ended June 30,	Six Months Ended June 30,	Year ended December 31,
	2018	2017	2017	2016	2015
	(Dollars in thousands)
Gross written premiums	50,299	53,455	114,284	114,923	93,750
Gross earned premiums	55,581	56,602	114,737	104,713	89,216
Ceded earned premiums	(7,842)	(7,965)	(23,008)	(15,086)	(22,451)

Net earned premiums	47,739	48,637	91,729	89,627	66,765
Net investment income	1,639	1,240	2,728	2,173	1,902
Net realized investment gains (losses) income	173	(8)	70	1,365	285
Change in fair value of equity securities	(268)	—	—	—	—
Other gains (losses)	—	750	750	(400)	104
Other income	807	726	1,560	1,118	1,667

Total revenue	50,090	51,345	96,837	93,883	70,723
Loss and loss adjustment expenses, net	28,396	32,407	73,917	59,003	38,882
Policy acquisition costs	12,985	12,900	26,245	25,280	16,183
Operating expenses	8,489	8,900	17,367	17,596	14,806
Income (loss) from operating activities, before tax	315	(3,604)	(21,512)	(8,961)	463
Interest expense	1,236	443	1,362	647	769

Total expenses	51,106	54,650	118,891	102,526	70,640

Net income before tax	(1,016)	(3,305)	(22,054)	(8,643)	83
Equity earnings (losses) from affiliate, net of tax	144	164	65	129	(52)
Income tax (benefit) expense	28	(275)	(447)	(77)	48

Net income (loss)	(900)	(2,866)	(21,542)	(8,437)	(17)

Key Financial Ratios:
Loss ratio	58.5%	65.7%	79.2%	65.0%	56.8%
Policy acquisition costs	26.7%	26.2%	28.2%	27.8%	23.7%
Operating expenses	17.5%	18.0%	18.6%	19.4%	21.6%

Total expense ratio	44.2%	44.2%	46.8%	47.2%	45.3%

Combined Ratio	102.7%	109.9%	126.0%	112.2%	102.1%

Loss per common share, diluted	$(0.11)	$(0.38)	$(2.74)	$(1.11)	$(0.09)
Book value per common share	$5.89	$8.64	$6.20	$8.88	$10.11

RISK FACTORS

An investment in the Notes involves various material risks. Before making an investment in the Notes offered hereby, you should carefully consider the risk factors discussed below and in our Annual Report on Form 10-K/A for the fiscal year ended December 31 2017, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, together with all of the other information included in, or incorporated by reference into, this prospectus. Any of these risks could cause our actual results to vary materially from recent results or from anticipated future results or could materially and adversely affect our business, financial condition and results of operations. The occurrence of any of these risks might cause you to lose all or part of your investment. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements and Industry Data.”

Risks Related to the Notes

There are limited covenants in the Indenture.

In addition to our currently outstanding indebtedness and other liabilities and any Notes issued pursuant to this offering, the Indenture does not restrict us or our subsidiaries from incurring additional debt or other liabilities, including additional senior debt or secured debt under our secured credit facilities. If we incur additional debt or liabilities, our ability to pay the obligations on the Notes could be adversely affected.

Our indebtedness, including the indebtedness we or our subsidiaries may incur in the future, could have important consequences for the holders of the Notes, including:

•	limiting our ability to satisfy our obligations with respect to the Notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements;

•

requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and putting us at a disadvantage compared to competitors with less indebtedness.

In addition, we are not restricted under the Indenture from granting security interests in our assets, except to the extent described under “Description of the Notes — Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants” in this prospectus, or from paying dividends or issuing or repurchasing securities.

Moreover, the Indenture does not require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the Notes in the event that we experience material adverse changes in our financial condition or results of operations. Holders of the Notes are also not protected under the Indenture in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction, except to the extent described under “Description of the Notes — Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants” in this prospectus.

For these reasons, you should not consider the covenants in the Indenture a significant factor in evaluating whether to invest in the Notes.

The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Notes are obligations exclusively of Conifer Holdings, Inc. and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiary we may acquire or create in the future. Any assets of our subsidiaries will not be directly available to satisfy the claims of our creditors, including holders of the Notes. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes will be structurally subordinated to all indebtedness and other liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Our subsidiaries may incur substantial indebtedness in the future, all of which would be structurally senior to the Notes.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness (including the Notes) will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives.

Redemption of the subordinated notes in full is dependent on obtaining additional financing.

On September 29, 2017, Conifer entered into a note purchase agreement, as amended by the First Amendment dated as of June 21, 2018 (collectively, the “Loan Agreement”), with Elanus Capital Investments Master SP Series 3 (“Elanus”). Pursuant to the Loan Agreement, Conifer issued $30.0 million aggregate principal amount of its 8% subordinated notes due 2032, in a private placement. The subordinated notes have a maturity date of September 29, 2032, and bear interest, payable quarterly at a fixed annual rate of 8.0%. On the fifth and tenth anniversary of the subordinated notes, the interest rate resets to 1,250 basis points and 1,500 basis points, respectively, above the 5-year mid-swap rate. The subordinated notes include an issuer call option for all of the subordinated notes at par from July 31, 2018, through October 31, 2018, and at 105% of par any time after September 29, 2020.

Elanus and Conifer have entered into a Waiver Letter permitting Conifer to use the proceeds of this offering to redeem the subordinated notes, in whole or part, however, Conifer cannot redeem the subordinated notes under the Loan Agreement in full without financing in addition to the proceeds from this offering. While Conifer intends to refinance the remaining balance under the Loan Agreement with Elanus on an unsecured basis following the completion of this offering, and Elanus has agreed to negotiate with Conifer in good faith to refinance such remaining balance prior to October 31, 2018, Conifer has no letter of intent or loan commitment with Elanus regarding such refinancing. There can be no assurance that these refinancing arrangements can be concluded on an unsecured basis or on other acceptable terms, in time to redeem the subordinated notes before the at-par issuer call option ends on October 31, 2018, or at all. The closing of the offering of the Notes is not conditioned on the refinancing.

Our ability to meet our obligations on our outstanding debt obligations, including making principal and interest payments on the Notes, may be limited by our holding company structure and regulatory constraints restricting dividends or other distributions by our Insurance Company Subsidiaries.

We are a holding company that transacts the majority of our business through our Insurance Company Subsidiaries and, as a result, our principal sources of funds are dividends and other payments from our Insurance

Company Subsidiaries, including intercompany service fees. Our ability to meet our obligations on our outstanding debt obligations, including making principal and interest payments on the Notes, depends on continuing to receive sufficient funds from our Insurance Company Subsidiaries. We have met, and expect to continue to meet our outstanding debt obligations, including making principal and interest payments on the Notes, primarily through intercompany service fees we receive. We also may use dividends paid to us by our Insurance Company Subsidiaries to meet part or all of our debt obligations, including making principal and interest payments on the Notes. State insurance laws, however, limit the ability of our Insurance Company Subsidiaries to pay dividends and require them to maintain specified minimum levels of statutory capital and surplus. The aggregate maximum amount of dividends permitted by law to be paid by an insurance company does not necessarily define an insurance company’s actual ability to pay dividends. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, by our competitive position and by the amount of premiums that we can write. As a result, our ability to use dividends as a source of funds to meet part or all of our debt obligations, including making principal and interest payments on the Notes, may be significantly limited. Any significant reduction in the intercompany service fees we receive, and any regulatory and other limitations on the payment of dividends to us by our Insurance Company Subsidiaries, may adversely affect our ability to pay interest on the Notes as it comes due and the principal of the Notes at their maturity.

We may be able to incur substantially more debt.

Conifer may be able to incur substantial indebtedness in the future and such debt may be secured debt or debt of its subsidiaries. The terms of the Indenture governing the notes will not prohibit Conifer or its subsidiaries from incurring unsecured debt and the limitation on incurring secured debt is subject to important limitations, qualifications and exceptions. If Conifer incurs any secured debt (including secured revolving loans under our Senior Credit Facility) or any of its subsidiaries incur any debt, all such debt will be effectively senior to the Notes either to the extent of the value of the collateral securing such debt or structurally, and if Conifer incurs any additional indebtedness that ranks equally with the Notes, the holders of that debt will be entitled to share ratably with the holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of Conifer. If new debt is added to Conifer’s current debt levels, or Conifer’s subsidiaries incur additional debt, the related risks Conifer faces will increase.

No market currently exists for the Notes and an active trading market may not develop.

The Notes are a new issue of securities with no established trading market. We have applied for listing of the Notes on the Nasdaq Global Market, but no assurance can be given as to the approval of the Notes for listing or, if listed, the continued listing for the term of the Notes, or the liquidity or trading market for the Notes. There can be no assurance that a secondary market for the Notes will develop. We are not required to maintain a listing on the Nasdaq Global Market or any other exchange. Even if the listing of the Notes on the Nasdaq Global Market is approved, we cannot assure you that a market will develop, or continue, or that you will be able to sell your Notes easily.

The liquidity of any market for the Notes will depend upon various factors, including:

•	the number of holders of the Notes;

•	the interest of securities dealers in making a market for the Notes;

•	the overall market for debt securities;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

Accordingly, we cannot assure you that an active trading market will develop, or continue, for the Notes. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates and other factors, including those listed above. See “— The price at which holders will be able to sell their Notes prior to maturity will depend on a number of factors and may be substantially less than the amount originally invested” below.

Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the Notes.

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. In addition, the market price of our common stock historically has been volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section or in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017, or our subsequently filed quarterly reports on Form 10-Q or elsewhere in this prospectus for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of our common stock would likely adversely impact the trading price of the Notes. The market price of our common stock could also be affected by possible sales of our common stock by investors who view the Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that may develop involving our common stock. This trading activity could, in turn, affect the trading price of the Notes. This volatility in the market price of our common stock may affect the price at which you could sell the shares of our common stock you receive upon conversion of your Notes, if any, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock and the value of your Notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including other indebtedness to which we may be a party that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the Notes and substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under any other debt we may incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under other debt that we may incur in the future to avoid being in default. If we breach our covenants under other debt and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under other debt, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing the debt. See “Description of the Notes” in this prospectus.

The price at which holders will be able to sell their Notes prior to maturity will depend on a number of factors and may be substantially less than the amount originally invested.

We believe that the value of the Notes in any secondary market will be affected by the supply and demand of the Notes, the interest rate, their ranking and a number of other factors. The following factors, among others, may have an impact on the market value of the Notes:

•

United States interest rates. We expect that the market value of the Notes will be affected by actual or anticipated changes in interest rates in the United States. In general, if U.S. interest rates increase, the market value of the Notes may decrease.

•

Our credit ratings, financial condition and results. Actual or anticipated changes in our A.M. Best ratings, other credit ratings, financial condition or results of operations may affect the market value of the Notes.

•	Our other existing and future liabilities. Existing and any future indebtedness and other obligations of our, or of our subsidiaries, may affect the market value of the Notes.

•	General economic conditions. General economic conditions may affect the market value of the Notes.

•	Market for similar securities. The market for similar securities may affect the market value of the Notes.

Some of these factors are interrelated in complex ways. As a result, the effect of any one factor, such as an increase in United States interest rates, may be offset or magnified by the effect of one or more other factors.

We may redeem the Notes before maturity, and holders of the redeemed Notes may be unable to reinvest the proceeds at the same or a higher rate of return.

We may redeem all or a portion of the Notes as described under “Description of the Notes — Optional Redemption.” If redemption does occur, holders of the redeemed Notes may be unable to reinvest the money received in the redemption at a rate that is equal to or higher than the rate of return on the Notes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including the sections titled “Summary,” “Risk Factors,” and the documents incorporated by reference herein contain forward-looking statements. All statements contained in this prospectus, including the sections titled “Summary,” “Risk Factors,” and the documents incorporated by reference, other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. You can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “predicts,” “potential,” “seeks,” “should,” “will,” or “would,” or the negative of these terms, or similar expressions.

Unless otherwise indicated, information contained in this prospectus, and the documents incorporated by reference concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market share, is based on information from various sources (including industry publications, surveys and forecasts, and our internal research), on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. While we believe the market position, market opportunity, and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include, but are not limited to:

•	the occurrence of severe weather conditions and other catastrophes;

•	the cyclical nature of the insurance industry, resulting in periods during which we may experience excess underwriting capacity and unfavorable premium rates;

•	our ability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us;

•	a decline in our financial strength rating resulting in a reduction of new or renewal business;

•	our ability to manage our growth effectively;

•	exposure to credit risk, interest rate risk and other market risk in our investment portfolio;

•	competition within the property and casualty insurance industry;

•	the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;

•	inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;

•	the potential loss of key members of our management team or key employees and our ability to attract and retain personnel;

•	potential effects on our business of emerging claim and coverage issues;

•	losses in our investment portfolio;

•	additional government or market regulation;

•	a forced sale of investments to meet our liquidity needs;

•	our underwriters and other associates could take excessive risks;

•	losses resulting from reinsurance counterparties failing to pay us on reinsurance claims;

•	the potential impact of internal or external fraud, operational errors, systems malfunctions or cybersecurity incidents;

•	an adverse outcome in a legal action that we are or may become subject to in the course of our insurance operations;

•	failure to maintain effective internal controls in accordance with the Sarbanes-Oxley Act of 2002; and

•	other factors that we discuss in the section titled “Risk Factors” in this prospectus, or in any of the documents incorporated by reference herein.

You should read these factors and the other cautionary statements made in this prospectus, and the documents incorporated by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus or incorporated documents. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Any forward-looking statement made by us speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $20.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the net proceeds to us will be approximately $24.0 million.

We have agreed with Elanus, the Lender under the Loan Agreement, to use the net proceeds from this offering to redeem a portion of the existing subordinated notes under the Loan Agreement.

Under the Loan Agreement, Conifer issued an aggregate amount of $30.0 million in subordinated notes in a private placement. The subordinated notes have a maturity date of September 29, 2032, and bear interest, payable quarterly at a fixed annual rate of 8.0%, and allow for up to four quarterly interest deferrals. On the fifth and tenth anniversary of the subordinated notes, the interest rate resets to 1,250 basis points and 1,500 basis points, respectively, above the 5-year mid-swap rate. The subordinated notes include an issuer call option at par from July 31, 2018, through October 31, 2018, and at 105% of par any time after September 29, 2020. Elanus and Conifer have entered into a Waiver Letter permitting Conifer to use the proceeds of this offering to redeem the subordinated notes, in whole or part. The carrying value of the subordinated notes was $29.1 million at June 30, 2018, which reflects an offset by $940,000 of debt issuance costs that will be amortized through interest expense over the life of the loan.

Following the completion of this offering but prior to October 31, 2018, Conifer intends to refinance the remainder of the outstanding debt incurred under the Loan Agreement with Elanus on an unsecured basis, in order to redeem the remainder of the subordinated notes.

This offering is not conditioned on such refinancing, and although Elanus has agreed to negotiate with Conifer in good faith to refinance the remainder of the outstanding debt, we do not have any letter of intent or loan commitment with Elanus regarding such refinancing. We can give no assurances of the terms of any new financing agreement or that we will be able to refinance the remainder of the outstanding debt incurred under Loan Agreement on an unsecured basis and on other acceptable terms, or at all.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of June 30, 2018:

•	on an actual basis;

•

on an as adjusted basis to reflect issuance of the Notes and the anticipated application of the proceeds from this offering to redeem a portion of the existing subordinated notes under the Loan Agreement (assuming no exercise of the underwriters’ option to purchase additional Notes and the application of the net proceeds therefrom as described in “Use of Proceeds.”)

This table is unaudited and should be read in conjunction with the sections “Use of Proceeds” and our consolidated financial statements and the notes thereto in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which are incorporated by reference into this prospectus.

	June 30, 2018
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$21,380	$21,095	(1)

Debt
Subordinated notes	29,060 (2)	8,602	(3)
Revolver	—	—
Notes offered hereby	—	20,835

Total debt	29,060	29,437
Shareholders’ equity
Common stock	86,659	86,659
Accumulated deficit	(33,431)	(34,093)
Accumulated other comprehensive income (loss)	(3,060)	(3,060)

Total shareholders’ equity	50,168	49,506

Total capitalization	79,228	78,893

(1)	Reflects the estimated payment of $285,000 in fees and expenses incurred in connection with this offering (other than any underwriting discount).
(2)	Includes $940,000 of debt issuance costs of which $662,000 will be immediately expensed through interest expense upon redemption of the subordinated notes.
(3)	Includes $278,000 of debt issuance costs that will be amortized over the remaining life of the subordinated notes.

DESCRIPTION OF THE NOTES

Conifer will issue the 6.75% Senior Unsecured Notes due 2023 (the “Notes”) under an indenture, to be dated as of September 24, 2018, as amended and supplemented by a supplemental indenture, to be dated as of September 24, 2018, between Conifer and Wilmington Trust, National Association, as trustee. The form of the indenture has been filed as an exhibit to the registration statement. Throughout this summary, we refer to both the indenture and supplemental indenture for the Notes together as the “Indenture”. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The following description of the Notes and the Indenture may not be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Notes and the Indenture. Wherever we refer to particular sections or defined terms of the Indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus. We urge you to read these documents because they, and not this description, define your rights as a holder of the Notes.

General

The Notes will be general unsecured senior obligations of Conifer, and will be issued in an initial aggregate principal amount of $22,000,000 and will mature on September 30, 2023 (referred to herein as the “maturity date”), unless redeemed earlier as described below. The Notes will be issued only in fully registered book-entry form without coupons and in minimum denominations of $25 and integral multiples of $25 in excess thereof or in units, each representing $25. The Notes will be issued pursuant to the Indenture. The Notes will not be guaranteed by any of Conifer’s subsidiaries.

We may, without the consent of any of the holders of the Notes, create and issue additional senior unsecured debt securities so that those additional senior unsecured debt securities would form a single series with the Notes (referred to herein as “same-series debt securities”) or that would form a new series of senior unsecured debt securities. Such same-series debt securities would have the same terms as the Notes in all respects, except for the issue date, the issue price and the initial interest payment date. The Notes offered by this prospectus and any same-series debt securities would rank equally and ratably and would be treated as a single series of senior unsecured debt securities for all purposes under the Indenture.

The Notes will bear interest at the rate of 6.75% per year, accruing from September 24, 2018. Interest on the Notes will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each referred to herein as an “interest payment date”), commencing December 31, 2018, to the persons in whose names the Notes are registered at the close of business on the preceding March 15, June 15, September 15 and December 15, respectively. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date, redemption date or the maturity date of the Notes is not a business day, then payment of the principal and interest may be made on the next business day. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.

The registered holder of a Note will be treated as the owner of the Note for all purposes. Only registered holders have rights under the Indenture. Payment of the principal of, and interest on, the Notes represented by a global note registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such global note. See “Book-Entry, Delivery and Form of Notes” below for more information.

The Indenture contains no covenants or restrictions restricting the incurrence of debt by the Company or its subsidiaries except to the extent describe under the heading “— Certain Covenants” below. The Indenture contains no financial covenants and does not restrict Conifer from paying dividends or issuing or repurchasing other securities, and does not contain any provision that would provide protection to the holders of the Notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving the Company or its subsidiaries that may adversely affect our credit quality, except to the extent described under the headings “— Merger, Consolidation, Sale, Lease or Conveyance” and “— Certain Covenants” below.

The Notes will not be subject to, or entitled to the benefits of, a sinking fund or repurchase by Conifer at the option of the holders. In addition, the Notes will not be convertible into, or exchangeable for, any other securities. We may from time to time purchase the Notes in the open market or otherwise.

Interest

Interest on the Notes will accrue at the rate of 6.75% per annum, accruing from September 24, 2018. Interest on the Notes will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2018, to the persons in whose names the Notes are registered at the close of business on the preceding March 15, June 15, September 15 and December 15, respectively. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If an interest payment date, redemption date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the Notes or such payment will accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made. A “business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York or the place for payment are authorized by law, regulation or executive order to remain closed.

Methods of Receiving Payments on the Notes

The Notes will be payable as to principal and interest at the office or agency of the paying agent (which may be Conifer) or, at our option, payment of interest may be made by check mailed to the holders of the Notes at their addresses set forth in the register of holders; provided, however, that with respect to all payments of principal and interest with respect to a Note owned by a Person who owns at least $5,000,000 aggregate principal amount of Notes, the Company will provide at least 10 business days prior written notice of any payment by wire transfer to such Person.

Optional Redemption

Beginning on September 30, 2021 and prior to the maturity date, we may, at our option, redeem the Notes in whole at any time or in part from time to time, on not less than 30 days and not more than 60 days’ prior notice mailed to the holders of the Notes. The Notes will be redeemable at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

On and after any redemption date, interest will cease to accrue on the Notes called for redemption. On or prior to 11:00 AM New York City time on any redemption date, we are required to deposit with the paying agent money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Notes will be redeemed according to DTC’s applicable procedures or, in the case of definitive notes, by lot, pro rata or by such other method as the Trustee will deem fair and appropriate. Notes and portions of Notes selected shall be in minimum amounts of $25 or whole multiples of $25 in excess thereof, except that, if all of the Notes of a holder are to be redeemed, the entire outstanding amount of Notes held by such holder, shall be redeemed.

Notice of redemption will be given to each holder of Notes to be redeemed at least 30 days and not more than 60 days before the applicable redemption date.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of any Note being redeemed in part upon surrender for cancellation of the original Note. Notes called for redemption become due and payable on the date fixed for redemption.

Listing

We have applied to list the Notes on the Nasdaq Global Market. If the listing is approved, we expect trading in the Notes to begin within 30 days of September 24, 2018, the original issue date.

Events of Default; Waiver

An “event of default,” when used in the Indenture, means any of the following:

•	default in the payment of any installment of interest on the Notes as and when due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of the principal on the Notes as and when due and payable either at maturity, upon redemption, by declaration of acceleration or otherwise;

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failure to duly observe or perform any of the covenants, warranties or agreements on the part of Conifer in respect of the Notes in the Indenture (other than a covenant, warranty or agreement, a default in whose performance or whose breach is specifically dealt with in the section of the Indenture governing events of default) and the continuance of such default or breach for a period of 90 days after the date on which written notice of such failure, specifying such failure and requiring the same to be remedied, shall have been given to Conifer by the Trustee, by registered mail, or to Conifer and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes;

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if any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of Conifer, whether such indebtedness now exists or is hereafter created or incurred, happens and consists of default in the payment of more than $15 million in principal amount of such indebtedness at the maturity thereof, after giving effect to any applicable grace period, or results in such indebtedness in principal amount in excess of $15 million becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such default is not cured or such acceleration is not rescinded or annulled within a period of 30 days after the date on which written notice of such failure, specifying such failure and requiring the same to be remedied, shall have been given to Conifer by the Trustee, by registered mail, or to Conifer and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes;

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the failure by Conifer within 60 days to pay, bond or otherwise discharge any uninsured judgment or court order for the payment of money in excess of $15 million, which is not stayed on appeal or is not otherwise being appropriately contested in good faith;

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a decree or order by a court having jurisdiction in the premises shall have been entered adjudging Conifer bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of Conifer under the Federal bankruptcy laws or any other similar applicable Federal or state law, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of Conifer or of all or substantially all of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or

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Conifer shall institute proceedings to be adjudicated voluntarily bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking an arrangement or a reorganization under the Federal bankruptcy laws or any other similar applicable Federal or state law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of it or of all or substantially all of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due.

If an event of default occurs and continues, the Trustee by notice to Conifer, or the holders of at least 25% in aggregate principal amount of the outstanding Notes by notice to Conifer (with a copy to the Trustee), may declare the entire principal of and all accrued but unpaid interest on all the Notes to be due and payable immediately. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, such declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the outstanding Notes. The Indenture also provides that the holders of a majority in principal amount of the Notes may waive any existing default with respect to the Notes and its consequences, except a default in the payment of the principal of and interest on the Notes.

The holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may decline to follow any such direction if the Trustee determines upon advice of counsel that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith determines that the action or proceeding so directed would involve the Trustee in personal liability or if the Trustee in good faith determines that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of holders of the Notes not joining in the giving of such directions. In addition, the Trustee may take any other action deemed proper by the Trustee not inconsistent with such direction received from the holders of the Notes. The Trustee shall not be obligated to take any action at the direction of holders unless such holders have provided to the Trustee security or indemnity satisfactory to the Trustee.

In case an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of Notes unless such holders have offered to the Trustee indemnification satisfactory to the Trustee. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no holder of a Note may pursue any remedy with respect to the Indenture or such Note unless:

•	such holder has previously given the Trustee written notice of the occurrence of an event of default and the continuance thereof;

•	holders of not less than 25% in aggregate principal amount of the outstanding Notes have made a written request to the Trustee to pursue the remedy;

•	such holders provide to the Trustee such reasonable indemnity as the Trustee may require against any loss, liability or expense;

•	the Trustee has not complied with such request within 60 days after receipt of the request and the provision of security or indemnity reasonably acceptable to the Trustee; and

•	the holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction inconsistent with the request within such 60-day period.

Except in the case of a default or event of default in payment of principal of and interest on any Note, the Trustee will be protected in withholding notice of a default or event of default if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the holders of the Notes. Conifer is required to deliver to the Trustee annually a statement from its applicable officers regarding whether or not they have knowledge of any default or event of default. For purposes of this paragraph, “default” means any event which is, or after notice or lapse of time or both would become, an event of default under the Indenture with respect to the Notes.

Ranking

The Notes will be senior unsecured indebtedness of Conifer Holdings, Inc. only and will not be obligations of or guaranteed by any of its subsidiaries. As such, the Notes will:

•	rank senior in right of payment to any of Conifer existing and future indebtedness and other obligations that are, by their terms, expressly subordinated or junior in right of payment to the Notes;

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rank equally in right of payment to all of Conifer existing and future unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated or junior in right of payment to the Notes;

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be effectively subordinated to all of Conifer existing and future secured indebtedness and other obligations to the extent of the value of the collateral securing such secured indebtedness and other obligations; and

•	be structurally subordinated to the indebtedness and other obligations of all of Conifer subsidiaries.

Merger, Consolidation, Sale, Lease or Conveyance

The terms of the Indenture and the Notes do not prevent any consolidation or merger of Conifer with or into any other person, or successive consolidations or mergers in which Conifer or its successor or successors is a party or parties, or prevent any sale, conveyance or lease of all or substantially all of the property of Conifer to any other person authorized to acquire and operate the same. However, the terms of the Indenture and the Notes require that any such consolidation, merger, sale, conveyance or lease be upon the condition that:

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immediately after such consolidation, merger, sale, conveyance or lease, the person formed by or surviving any such consolidation or merger, or to which such sale, conveyance or lease is made, is not in default in the performance or observance of any of the terms, covenants and conditions of the Indenture to be kept or performed by Conifer; and

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the due and punctual payment of the principal of and premium, if any, and interest on the Notes, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed or observed by Conifer, are expressly assumed by the person (if other than Conifer) formed by such consolidation, or into which Conifer is merged, or by the person which shall have acquired or leased such property.

Upon any such consolidation or merger, sale, lease or conveyance, the successor corporation formed, or into which Conifer is merged or to which such sale, conveyance or transfer is made, shall succeed to, and be substituted for, Conifer under the Indenture with the same effect as if it had been an original party to the Indenture. As a result, Conifer will be released from all its liabilities and obligations under the Indenture and under the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all” and similar phrases, there is no precisely established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “substantially all” the property or assets of a person.

Certain Covenants

Subject to certain exceptions, the Indenture:

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prohibits Conifer from, directly or indirectly, selling, assigning, pledging, transferring or otherwise disposing, and Conifer cannot permit any of its subsidiaries to, directly or indirectly, sell, pledge, assign, transfer or otherwise dispose of, shares of voting capital stock, or securities convertible into voting capital stock, or options, warrants or rights to subscribe for or purchase capital stock of a Material Subsidiary (as defined below); and

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prohibits Conifer from permitting a Material Subsidiary to issue, sell or otherwise dispose of any shares of its voting capital stock or securities convertible into its voting capital stock or options, warrants or rights to subscribe for or purchase its voting capital stock, unless Conifer will own, directly or indirectly, at least 90% of the issued and outstanding voting stock of the Material Subsidiary after giving effect to that transaction. The covenant described in the preceding sentence does not apply to any transaction of the type described above under “— Merger, Consolidation, Sale, Lease or Conveyance.”

Furthermore, under the Indenture, Conifer may not permit a Material Subsidiary to:

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merge or consolidate with or into any corporation or other person, unless such Material Subsidiary is the surviving corporation or person, or unless Conifer will own, directly or indirectly, at least 90% of the surviving corporation’s issued and outstanding voting stock;

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lease, sell, assign or transfer all or substantially all of its properties and assets to any corporation or other person (other than us), unless Conifer will own, directly or indirectly, at least 90% of the issued and outstanding voting stock of that corporation or other person; or

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pay any dividend in a Material Subsidiary’s voting capital stock or make any other distribution in its voting capital stock, other than to Conifer or its other subsidiaries, unless the Material Subsidiary to which the transaction relates, after obtaining any necessary regulatory approvals, unconditionally guarantees payment of the principal and any premium and interest on the Notes.

A Material Subsidiary means a direct or indirect subsidiary of Conifer that is an insurance company with statutory surplus of at least $10 million for the most recently completed fiscal quarter.

However, Conifer may agree to any such merger or consolidation or sale, lease, assignment, pledge or transfer of securities, properties or assets if: (i) required by law and such lease, sale, assignment or transfer of securities is made to any person for the purpose of the qualification of such person to serve as a director; (ii) such lease, sale, assignment or transfer of securities is made by Conifer or any of its subsidiaries acting in a fiduciary capacity for any person other than Conifer or any of its subsidiaries; (iii) made in connection with the consolidation of Conifer with or the sale, lease or conveyance of all or substantially all of the assets of Conifer to, or merger of Conifer with or into, any other person (as to which the covenant described above under the heading “— Merger, Consolidation, Sale, Lease or Conveyance” shall apply); or (iv) it is required as a condition imposed by any law or any rule, regulation or order of any governmental agency or authority to the acquisition by Conifer of another entity; provided that in the case of (iv) only, after giving effect to such acquisition, (y) at least 90% of the issued and outstanding voting stock of such entity will be owned, directly or indirectly, by Conifer and (z) Conifer’s consolidated assets will be at least equal to 70% of its consolidated assets prior to the acquisition. These covenants will not prohibit Conifer or a Material Subsidiary from pledging any assets to secure borrowings incurred in the ordinary course of business.

Furthermore, for so long as the Notes are outstanding, Conifer may not under the Indenture, nor may it permit any of its subsidiaries to, incur debt for borrowed money, commitments for the extension of debt for borrowed money or other obligations in excess of the greater of (i) $10 million and (ii) 10% of shareholders’ equity as reported in the most recent consolidated financial statements filed with the Securities and Exchange

Commission, in each case in the aggregate, which is secured by any shares of voting stock of a Material Subsidiary (or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of that voting stock) without making effective provision for securing the Notes equally and ratably with that secured debt. However, this covenant will not apply (A) to any of the indebtedness described in the section “Description of Other Indebtedness”; or (B) to the extent that Conifer continues to own, directly or indirectly, at least 90% of the issued and outstanding voting stock of each Material Subsidiary (treating that encumbrance as a transfer of those shares to the secured party). The foregoing restriction does not apply to any:

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pledge, encumbrance or lien to secure Conifer’s indebtedness or the indebtedness of a subsidiary as part of the purchase price of such shares of voting stock, or incurred prior to, at the time of or within 120 days after acquisition thereof for the purpose of financing all or any part of the purchase price thereof;

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lien for taxes, assessments or other government charges or levies (i) which are not yet due or payable without penalty, (ii) which Conifer is contesting in good faith by appropriate proceedings so long as Conifer has set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles or (iii) which secure obligations of less than $500,000 in amount; or

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lien of any judgment, if that judgment (i) is discharged, or stayed on appeal or otherwise, within 90 days, (ii) is currently being contested in good faith by appropriate proceedings so long as Conifer has set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles or (iii) involves claims of less than $500,000.

The holders of not less than a majority in aggregate principal amount of the Notes may waive compliance in a particular instance by Conifer with any provision of the Indenture or the Notes, including the foregoing covenants, except as otherwise stated below under “— Modification of the Indenture.”

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes (except for certain surviving rights of the Trustee and Conifer’s obligations with respect thereto), when:

(1) either: (a) all Notes that have been authenticated and delivered, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment has been deposited in trust or segregated and held in trust by Conifer and thereafter repaid to Conifer, have been delivered to the Trustee for cancellation; or (b) all Notes that have not been delivered to the Trustee for cancellation (i) have become due and payable at their stated maturity, (ii) shall become due and payable within one year or (iii) if redeemable at Conifer’s option, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Conifer and Conifer has irrevocably deposited with the Trustee or the paying agent, in trust, for the benefit of the holders of the Notes, cash in United States dollars and/or non-callable government securities in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued but unpaid interest, to the date of maturity or redemption, as the case may be;

(2) Conifer has paid all sums payable by it under the Indenture with respect to the Notes;

(3) Conifer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(4) Conifer has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that the conditions precedent to the satisfaction and discharge of the Notes have been satisfied.

Legal Defeasance and Covenant Defeasance

Legal Defeasance

Conifer will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 91st day after it has made the deposit referred to below, and the provisions of the Indenture will cease to be applicable with respect to the Notes (except for, among other matters, certain obligations to register the transfer of or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold funds for payment in trust) if:

(1) Conifer has irrevocably deposited with the Trustee, in trust, cash in United States dollars and/or non-callable government securities that will provide funds in amount sufficient, without reinvestment, in the opinion of a nationally recognized public accounting firm, to pay the principal of, premium, if any, and accrued interest on the Notes at the time such payments are due or on the applicable redemption date in accordance with the terms of the Indenture;

(2) Conifer has delivered to the Trustee: (i) an opinion of counsel to the effect that beneficial owners of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the Indenture; and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an “investment company” within the meaning of the Investment Company Act of 1940 and, after the passage of 91 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(3) no default (as defined above) or event of default will have occurred and be continuing on the date of such deposit, or insofar as events of default due to certain events of bankruptcy, insolvency or reorganization in respect of Conifer are concerned, during the period ending on the 91st day after the date of such deposit;

(4) Conifer shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that, subject to certain assumptions and exclusions, all conditions precedent provided for or relating to the defeasance have been complied with; and

(5) the Trustee shall have received such other documents, assurances and opinions of counsel as the Trustee shall have reasonably required.

Covenant Defeasance

Conifer will not need to comply with certain restrictive covenants, and the provisions of the Indenture will cease to be applicable with respect to an event of default under the Notes other than an event of default due to its failure to pay the principal of or interest on the Notes when due, upon the satisfaction of the conditions described in clauses 1, 2, 3, 4 and 5 of the preceding paragraph.

If Conifer exercises its option to omit compliance with certain provisions of the Indenture as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an event of default that remains applicable, the amount of money and/or non-callable government securities on deposit with the Trustee may not be sufficient to pay amounts due on the Notes at the time of acceleration resulting from such event of default. In such event, Conifer will remain liable for such payments.

Modification of the Indenture

With the consent of the holders of greater than 50% in aggregate principal amount of the Notes then outstanding, waivers, modifications and alterations of the terms of the Indenture may be made which affect the rights of such holders of the Notes. However, no modification or alteration may, without the consent of all holders of the Notes then outstanding affected thereby:

•	change the stated maturity of the principal of, or any premium or any installment of interest on, the Notes;

•	reduce the principal amount of, or the rate, or modify the calculation of such rate, of interest on, or any premium payable upon the redemption of, the Notes;

•	change the redemption provisions of the Notes;

•	change the place of payment or the coin or currency in which the principal of or any premium or interest on the Notes is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the Notes or, in the case of redemption, on or after the redemption date;

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modify any of the provisions of the indenture relating to the offices for notices and payments, filling vacancies in the Trustee’s office, and paying agent provisions in a manner adverse to holders of the debt securities; or

•	reduce the percentage of Notes, the holders of which are required to:

•	consent to any supplemental indenture;

•	rescind and annul a declaration that the Notes are due and payable as a result of the occurrence of an event of default;

•	waive any past event of default under the Indenture and its consequences; and

•	waive compliance with other specified provisions of the Indenture.

In addition, as described in “— Events of Default; Waiver” set forth above, holders of greater than 50% in aggregate principal amount of the Notes then outstanding may waive past events of default with respect to the Notes in specified circumstances and may direct the trustee in enforcement of remedies.

Conifer and the Trustee may, without the consent of any holders, modify and supplement the Indenture:

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to evidence the succession of another corporation to Conifer under the Indenture, or successive successions, and the assumption by the successor corporation of our covenants, agreements and obligations pursuant to the Indenture;

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to add to the covenants applicable to Conifer such further covenants, restrictions, conditions or provisions as our board of directors and the Trustee shall consider to be for the protection of the holders of the Notes, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or event of default with respect to such series permitting the enforcement of all or any of the several remedies provided in the Indenture; provided, however, that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

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to cure any ambiguity or to correct or supplement any provision contained in the Indenture or in any supplemental indenture which may be defective or inconsistent with any other provision contained in the Indenture or in any supplemental indenture or any description of such provision contained in this “Description of the Notes;”

•	to convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

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to make other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of the holders and to make any change that would provide additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

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to evidence and provide for the acceptance of appointment by another corporation as a successor trustee under the Indenture with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

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to modify, amend or supplement the Indenture in such a manner as to permit the qualification of any supplemental indenture under the TIA as then in effect, except that nothing contained in the Indenture shall permit or authorize the inclusion in any supplemental indenture of the provisions referred to in Section 316(a)(2) of the TIA;

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to provide for the issuance under the Indenture of debt securities in coupon form (including debt securities registrable as to principal only) and to provide for exchangeability of such debt securities with debt securities of the same series issued hereunder in fully registered form and to make all appropriate changes for such purpose;

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to change or eliminate any of the provisions of the Indenture; provided, however, that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; and

•	to establish any additional form of debt security and to provide for the issuance of any additional series of debt securities.

Outstanding Notes; Determinations of Holders’ Actions

Notes outstanding at any time are the Notes authenticated by the Trustee except for those cancelled by it, those mutilated, destroyed, lost or stolen that have been replaced by the Trustee, those delivered to the Trustee for cancellation and those described below as not outstanding. A Note does not cease to be outstanding because Conifer or an affiliate of Conifer holds the Note; provided, that in determining whether the holders of the requisite principal amount of Notes have given or concurred in any request, demand, authorization, direction, notice, consent, amendment or waiver, Notes owned by Conifer or an affiliate of Conifer will be disregarded and deemed not to be outstanding; provided further, that for purposes of determining whether the Trustee shall be protected in relying on such request, demand, authorization, notice, consent, amendment or waiver, only Notes which a responsible officer of the Trustee actually knows are so owned shall be disregarded. If the paying agent holds on a redemption date money or securities sufficient to pay Notes payable on that date, then immediately after such redemption date such Notes will cease to be outstanding.

The Trustee may make reasonable rules for action by or a meeting of holders of the Notes. The registrar or paying agent may make reasonable rules and set reasonable requirements for its functions.

Limitation on Individual Liability

No director, officer, employee, incorporator or shareholder of Conifer, as such, will have any liability for any obligations of Conifer under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a Note, by accepting a Note waives and releases such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Trustee

Wilmington Trust, National Association will act as trustee for the Notes under the Indenture, as permitted by the terms thereof. At all times, the Trustee must be organized and doing business under the laws of the United States or any state thereof, and must comply with the applicable requirements under the TIA. The Trustee may resign at any time by giving Conifer written notice and may be removed as Trustee with respect to the Notes:

•	by notification in writing by the holders of a majority in aggregate principal amount of the outstanding Notes; or

•

by Conifer if the Trustee (i) fails to comply with the obligations imposed upon it under the TIA; (ii) is not organized and doing business under the laws of the United States or any state thereof; (iii) becomes incapable of acting as Trustee; or (iv) a court takes certain actions with respect to such Trustee relating to bankruptcy or insolvency.

If the Trustee resigns or is removed, or if a vacancy exists in the office of the Trustee for any reason, Conifer will promptly appoint a new Trustee. A resignation or removal of the Trustee will become effective only upon the successor Trustee’s acceptance of appointment in writing. The successor Trustee will deliver a notice of its succession to holders of the Notes.

If the Trustee acquires any conflicting interest, as defined in the TIA, with respect to the Notes, within 90 days after the Trustee has acquired a conflicting interest which has not been cured or waived, the Trustee would generally be required by the TIA to eliminate that conflicting interest or resign as Trustee with respect to the Notes issued under the Indenture. If the Trustee resigns, Conifer is required to promptly appoint a successor trustee with respect to the Indenture and the Notes.

The Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses, losses and liabilities which might be incurred by it in compliance with such request or direction.

The Trustee and/or certain of its affiliates may provide banking, investment and other services to us. A trustee under the Indenture may act as trustee under any of our other indentures.

Notices

Any notices required to be given to the holders of the Notes will be given to DTC, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.

Governing Law

The Indenture and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York. The Indenture will be subject to the provisions of the TIA that are required to be part of the Indenture and shall, to the extent applicable, be governed by such provisions.

Book-Entry, Delivery and Form of Notes

General

The Notes will be issued in registered, global form in minimum denominations of $25 and integral multiples of $25 in excess thereof or in units, each representing $25. The Notes will be issued on the issue date therefor only against payment in immediately available funds.

The Notes initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive fully registered form without interest coupons (referred to herein as “global notes”). The global notes will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a global note directly through DTC or indirectly through organizations which are participants in the DTC system.

Except as set forth in this prospectus, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for Notes in certificated form except in the limited circumstances described below under “—Exchange of Book Entry Notes for Certificated Notes.” Transfer of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Neither Conifer nor the Trustee takes any responsibility for these operations and procedures and urges investors to contact the systems or their participants to directly discuss these matters.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (referred to herein as “participants”), and to facilitate the clearance and settlement of transactions in those securities between participants through electronic, computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include both U.S. and non-U.S. securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to banks, securities brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly (referred to herein as “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of participants and indirect participants.

DTC has advised us that, pursuant to procedures established by it:

•	upon deposit of the global notes, DTC will credit the accounts of participants designated by the underwriters with portions of the principal amount of the global notes; and

•

ownership of interests in the global notes will be shown on, and the transfer of ownership of the global notes will be effected only through, records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Upon issuance, a holder may hold its interests in the global notes directly through DTC if it is a participant, or indirectly through organizations that are participants or indirect participants. The depositaries, in turn, will hold interests in the Notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note will be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to those persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge its interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interests, may be affected by the lack of a physical certificate evidencing its interests. For certain other restrictions on the transferability of the Notes, see “— Exchange of Book Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the global notes will not have Notes registered in their name, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

Payments on the global notes registered in the name of DTC, or its nominee, will be payable in immediately available funds by the Trustee (or the paying agent if other than the Trustee) to DTC or its nominee in its capacity as the registered holder under the Indenture. Conifer and the Trustee, as applicable, will treat the persons in whose names the Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Neither the Trustee nor any agent thereof has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised Conifer that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by participants and indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of participants or indirect participants and will not be the responsibility of DTC, the Trustee, as applicable, or Conifer.

Neither Conifer nor the Trustee will be liable for any delay by DTC or any of its participants or indirect participants in identifying the beneficial owners of the Notes, and Conifer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Redemption notices shall be sent to DTC or its nominee.

Initial settlement for the Notes will be made in immediately available funds. Any secondary market trading activity in interests in the global notes will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will settle in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants who have an interest in DTC’s global notes in respect of the portion of the principal amount of the Notes as to which the participant or participants has or have given direction. However, if an event of default exists under the Indenture, DTC reserves the right to exchange the global notes for Notes in certificated form and to distribute the certificated Notes to its participants.

Conifer believes that the information in this section concerning DTC and its book-entry system has been obtained from reliable sources, but Conifer does not take responsibility for the accuracy of this information. Although DTC will agree to the procedures described in this section to facilitate transfers of interests in the global notes among participants in DTC, DTC is not obligated to perform or to continue to perform these procedures, and these procedures may be discontinued at any time by giving reasonable notice. Neither Conifer nor the Trustee will have any responsibility or liability for any aspect of the performance by DTC or its participants or indirect participants of any of their respective obligations under the rules and procedures governing their operations or for maintaining, supervising or reviewing any records relating to the global notes that are maintained by DTC or any of its participants or indirect participants.

Exchange of Book-Entry Notes for Certificated Notes

A global note is exchangeable for certificated Notes in definitive, fully registered form without interest coupons if:

•

DTC notifies Conifer that it is unwilling or unable to continue as depositary for the global notes and Conifer fails to appoint a successor depositary within 90 days of receipt of DTC’s notice, or DTC has ceased to be a clearing agency registered under the Exchange Act and Conifer fails to appoint a successor depositary within 90 days of becoming aware of this condition;

•	at Conifer’s request, DTC notifies holders of the Notes that they may utilize DTC’s procedures to cause the Notes to be issued in certificated form, and such holders request such issuance; or

•	an event of default, or any event which after notice or lapse of time or both would be an event of default, exists under the Indenture and a request is made by DTC or one of its participants.

In addition, beneficial interests in a global note may be exchanged by or on behalf of DTC for certificated Notes upon request by DTC, but only upon at least 20 days’ prior written notice given to the Trustee in accordance with DTC’s customary procedures. In all cases, certificated Notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository in accordance with its customary procedures.

DESCRIPTION OF OTHER INDEBTEDNESS

The following description is a summary of certain material provisions of the financing agreements of Conifer. The summary does not restate the terms of these agreements in their entirety, nor does it describe all of their material terms.

Loan Agreement

Pursuant to the Loan Agreement, Conifer issued $30.0 million aggregate principal amount of its 8% subordinated notes due 2032, in a private placement. The subordinated notes have a maturity date of September 29, 2032, and bear interest, payable quarterly at a fixed annual rate of 8.0%. The subordinated notes include an issuer call option for all of the subordinated notes at par from July 31, 2018, through October 31, 2018, and at 105% of par any time after September 29, 2020. Elanus and Conifer have entered into a Waiver Letter, pursuant to which Conifer has agreed to use the proceeds of this offering to redeem the subordinated notes, in whole or part.

The Loan Agreement governing the subordinated notes contains certain covenants limiting our ability and/or the ability of our direct and indirect restricted subsidiaries to, among other things, consolidate or merge with other companies, incur or guarantee additional indebtedness, enter into certain acquisitions, and enter into certain sale-leaseback transactions, except as permitted by the Loan Agreement. Failure to comply with these covenants could result in a default under the Loan Agreement unless we obtain a waiver of, or otherwise mitigate, the default. Pursuant to the Waiver Letter, Elanus agreed that any restrictions under the Loan Agreement regarding incurring additional indebtedness are waived with respect to this offering. The Loan Agreement also contains customary events of default. As of June 30, 2018, the carrying value of the subordinated notes was $29.1 million, reflecting an offset by $940,000 of debt issuance costs that will be amortized through interest expense over the life of the loan.

Conifer has agreed to use the proceeds from this offering to redeem a portion of the existing subordinated notes under the Loan Agreement, however, Conifer cannot redeem the subordinated notes under the Loan Agreement in full without financing in addition to the proceeds from this offering. Conifer is currently in negotiations with Elanus to refinance the remaining debt under the Loan Agreement on an unsecured basis following the completion of this offering, in order to redeem the subordinated notes in full before the at-par issuer call option ends on October 31, 2018. Pursuant to the Waiver Letter, Elanus has agreed to negotiate with Conifer in good faith to refinance the remaining debt.

Senior Credit Facility

On June 21, 2018, the Company entered that certain secured credit agreement dated as of June 21, 2018 (the “Senior Credit Facility”) with The Huntington National Bank. The $10.0 million secured Senior Credit Facility will mature on June 21, 2019, and bears interest at LIBOR plus 2.75% per annum, payable monthly.

The credit agreement governing the Senior Credit Facility contains certain covenants limiting our ability and/or the ability of our direct and indirect restricted subsidiaries to, among other things, incur or guarantee additional indebtedness, consolidate or merge with other companies, enter into certain acquisitions, create liens, make certain investments, and enter into transactions with affiliates, except as permitted by the credit agreement. Failure to comply with these covenants could result in a default under the credit agreement unless we obtain a waiver of, or otherwise mitigate, the default. The credit agreement also contains customary events of default. As of the date of this prospectus, the Company has not incurred any borrowings under the Senior Credit Facility, and there are no amounts are currently outstanding under the Senior Credit Facility.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Notes that we are offering. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Department (the “U.S. Treasury”) regulations (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No rulings have been sought or are expected to be sought from the IRS and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. There can be no assurance that a change in law will not alter significantly the tax considerations described in this summary discussion.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular beneficial owner (referred to in this summary as a “holder”) in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations or other pass-through entities (and, in each case, the owners of such pass-through entities), any government (or instrumentality or agency thereof), banks, financial institutions, tax-exempt entities, retirement plans, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations” and “passive foreign investment companies” and shareholders of such corporations, trusts and estates, certain former citizens or residents of the United States, part-year non-resident aliens, holders of equity in us, dealers or traders in securities, currencies or notional principal contracts, holders who mark their securities to market for federal income tax purposes, persons holding the Notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders (as defined below)) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of any tax treaty or the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder nor does it discuss any U.S. federal tax consequences other than U.S. federal income tax consequences (such as U.S. federal estate or gift tax consequences). Furthermore, this summary does not address the tax consequences to any shareholder, beneficiary or other owner of an interest in a holder of Notes.

This summary is directed solely to beneficial owners that will purchase the Notes offered in this prospectus at the price printed on the front cover of this prospectus and that will hold such Notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of a Note offered in this prospectus that is for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership (or other flow-through entity) for U.S. federal income tax purposes holds the Notes offered in this prospectus, the U.S. federal income tax treatment of a partner (or other owner of the entity or arrangement) generally will depend upon the status of the partner (or other owner) and the activities of the partnership, and accordingly, this summary does not apply to partnerships (or other flow-through entities). A partner (or other owner) of a partnership (or other flow-through entity) holding the Notes should consult its tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition by the partnership of the Notes.

U.S. Holders

Payment of Interest. Interest on a Note generally will be included in the income of a U.S. Holder as ordinary interest income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. It is expected, and this discussion assumes, that the Notes will be issued without original issue discount for U.S. federal income tax purposes.

Pre-Issuance Accrued Interest. A portion of the price paid for the Notes issued pursuant to this offering will be allocable to interest that accrued prior to the date such Notes are purchased (“pre-issuance accrued interest”). To the extent that a portion of a U.S. Holder’s purchase price for the Notes is allocable to pre-issuance accrued interest, a portion of the first stated interest payment equal to the amount of such pre-issuance accrued interest may be treated as a nontaxable return of such pre-issuance accrued interest to the U.S. Holder. The remainder of this discussion assumes that the Notes will be so treated, and all references to interest in the remainder of this discussion exclude references to pre-issuance accrued interest.

Sale, Exchange, or Retirement of the Notes. Upon the sale, exchange, retirement, or other taxable disposition of the Notes, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other taxable disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as such and excluding any amounts attributable to pre-issuance accrued interest) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will be the cost of the Note to such U.S. Holder (excluding any tax basis attributable to pre-issuance accrued interest). Gain or loss realized on the sale, exchange, retirement, or other taxable disposition of the Notes generally will be capital gain or loss and will be long-term capital gain or loss if the Note has been held for more than one year. Long term capital gains of non-corporate U.S. Holders are generally subject to preferential rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under “— Payment of Interest.”

Additional Medicare Tax on Unearned Income. A tax of 3.8% is imposed on “net investment income” (or “undistributed net investment income”, in the case of estates and trusts) received by certain individuals, trusts and estates with adjusted gross income above certain threshold amounts. “Net investment income” as defined for United States federal Medicare contribution purposes generally includes interest payments on and gain recognized from the sale or other disposition of the Notes not held in a trade or business, other than a trade or business that consists of certain passive or trading activities, reduced by permitted deductions properly allocable to the income or gain. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Notes.

Non-U.S. Holders

This discussion applies to you if you are a “Non-U.S. Holder.” A “Non-U.S. Holder” is a beneficial owner of a Note that is an individual, corporation, estate or trust (other than a grantor trust) for U.S. federal income tax purposes and that is not a U.S. Holder.

Payments of Interest. Subject to the discussions below concerning backup withholding and FATCA (as defined below), interest payments that are received from us or our agent generally will not be subject to U.S. federal income or withholding tax if:

•	a Non-U.S. Holder does not actually or constructively own 10% or more of our stock within the meaning of 871(h)(3) of the Code;

•	a Non-U.S. Holder is not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through ownership;

•	a Non-U.S. Holder is not a bank extending credit under a loan agreement in the ordinary course of its trade or business;

•	the Non-U.S. Holder satisfies the certification requirements described below; and

•	such interest is not effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder.

A Non-U.S. Holder generally will satisfy the certification requirements if either: (1) the Non-U.S. Holder certifies to the applicable withholding agent, under penalties of perjury, that it is a non-United States person and provides its name, address and U.S. taxpayer identification number, if any (which certification may generally be made on an IRS Form W-8BEN or W-8BEN-E, or a successor form), or (2) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the Notes certifies to the applicable withholding agent under penalties of perjury that it has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes the applicable withholding agent with a copy of the statement.

Except as described below under “— Effectively Connected Income,” a Non-U.S. Holder that does not qualify for exemption from withholding as described above generally will be subject to withholding of U.S. federal income tax at a rate of 30% on payments of interest on the Notes. Payments not meeting the requirements for the exemption set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty and complies with any other applicable procedures. We will not pay any additional amounts to U.S. Holders or Non-U.S. Holders in respect of any amounts withheld under applicable law.

Sale, Exchange, or Retirement of the Notes. Subject to the discussions below concerning backup withholding and FATCA, a Non- U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any capital gain realized on the sale, exchange, retirement, or other taxable disposition of the Notes unless (1) the gain is effectively connected with the conduct of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply and (2) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition of the Notes and certain other conditions are met. An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale, exchange, or other disposition of a Note, if certain other conditions are met, will be subject to U.S. federal income tax at a rate of 30% on the gain realized on the sale, exchange, or other taxable disposition of such Note, subject to the reduction of such gain by such Non-U.S. Holder’s capital losses from U.S. sources. Any amounts which a Non-U.S. Holder receives on a sale, exchange, retirement or other taxable disposition of a Note which are attributable to accrued but unpaid interest will be taxable as interest and subject to the rules described above under “— Payments of Interest.”

Effectively Connected Income. If a Non-U.S. Holder of a Note is engaged in the conduct of a trade or business within the United States and if interest on a Note, or gain realized on the sale, exchange, or other taxable disposition of the Note, is effectively connected with the conduct of such trade or business (or, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), generally will be subject to regular U.S. federal income tax on such interest or gain on a net income basis in the same manner as if it were a U.S. Holder (unless an applicable treaty provides otherwise). In addition, if any such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal and interest on the Notes. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale or other disposition of a Note before maturity. Additionally, backup withholding generally will apply to any payments unless a U.S. Holder furnishes a correct taxpayer identification number (which for an individual is generally the individual’s Social Security Number) and certifies on an IRS Form W-9, under penalties of perjury, that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules or such U.S. Holder otherwise establishes an exemption.

The amount of interest we pay to a Non-U.S. Holder on the Notes generally will be reported to the Non-U.S. Holder and to the IRS annually even if the Non-U.S. Holder is exempt from the 30% withholding tax described above. Copies of the information returns reporting those payments and the amounts withheld may also be made available to the tax authorities in the country where the Non-U.S. Holder is resident under provisions of an applicable income tax treaty or agreement. In the case of a Non-U.S. Holder, backup withholding and certain other information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge or reason to know that the holder is a United States person, or that the conditions of any exemption are not satisfied. Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a disposition of the Notes effected within the United States or through certain U.S.-related financial intermediaries by a Non-U.S. Holder, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (and certain other conditions are met) or otherwise establishes an exemption from such requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. Holders should consult their tax advisors concerning the application of information reporting and backup withholding rules.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and related Treasury guidance (collectively referred to as “FATCA”) generally impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source interest (including interest paid on the Notes) and (ii) the gross proceeds from the sale or other disposition after December 31, 2018 of an obligation that produces U.S.-source interest (including a disposition of the Notes), in each case, unless various information reporting, diligence and withholding requirements are satisfied. This 30% U.S. federal withholding tax would generally apply in the case of debt obligations held through intermediaries that do not satisfy such information reporting requirements. Accordingly, the entity through which a U.S. Holder or a Non-U.S. Holder holds its Notes will affect the determination of whether such withholding is required. We will not pay any additional amounts to U.S. Holders or Non-U.S. Holders in respect of any amounts withheld under FATCA. Foreign entities located in jurisdictions that have entered into an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. U.S. Holders that own their interests in a Note through a foreign entity or intermediary, and Non-U.S. Holders, are encouraged to consult their tax advisors regarding FATCA.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated September 19, 2018, by and among us and Boenning & Scattergood, Inc., as representative of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective principal amount of Notes shown opposite its name below:

Underwriter	Principal Amount Of Notes
Boenning & Scattergood, Inc.	17,000,000
American Capital Partners, LLC	5,000,000

Total	$22,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ and trustees’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the Notes if any of them are purchased. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Notes subject to their acceptance of the Notes from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the Notes to selected dealers at the public offering price set forth on the cover of this prospectus less a concession not in excess of % of the principal amount per Note. After the initial offering, the underwriters may change the offering price and the other selling terms. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters, the proceeds, before expenses, to us and the net proceeds after estimated expenses to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional notes.

	Per Note		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price(1)	100.00%	100.00%	$22,000,000	$25,300,000
Underwriting discounts and commissions	4.00%	4.00%	$880,000	$1,012,000
Proceeds to us, before expenses	96.00%	96.00%	$21,120,000	$24,288,000
Net proceeds to us, after expenses	—	—	$20,835,000	$24,003,000

(1)	Plus accrued interest, if any, from September 24, 2018

Certain expenses associated with the offer and the sale of the Notes, exclusive of the underwriting discount, are estimated to be approximately $285,000 and will be paid by us. These expenses include certain amounts for which we will reimburse the representative. Pursuant to the underwriting agreement, we will reimburse the representative for the reasonable attorneys’ fees and related legal expenses of its counsel up to an aggregate amount of the lesser of (i) $50,000 if the offering is completed or $100,000 if the offering is not completed and (ii) the actual attorneys’ fees and related legal expenses incurred. In addition, in the event that the offer and sale of the Notes is not completed, we will reimburse the representative for its out-of-pocket expenses (other than attorney’s fees) reasonably and actually incurred in connection with the offering, up to an aggregate amount of the lesser of $15,000 and the expenses incurred.

Listing

The Notes consist of a new issue of securities with no established trading market. We have applied to list the Notes on the NASDAQ Global Market. If the listing is approved, we expect trading in the notes to begin within 30 days of the initial delivery of the Notes. The underwriters have advised us that they intend to make a market in the Notes after the initial offering, although they are under no obligation to do so. The underwriters may discontinue any market making activities at any time without notice. We can give no assurance as to development, maintenance or liquidity of any trading market for the Notes.

Over-Allotment Option

We have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to an additional $3,300,000 principal amount of Notes, less the underwriting discounts and commissions, to cover over-allotments of notes, if any. If the underwriters exercise the over-allotment option in full, then the estimated net proceeds to us (before expenses) will be $24,288,000. The underwriters may exercise such option only to cover over-allotments in the sale of the Notes offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase an amount of additional Notes proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Stabilization

In connection with the offering of the Notes, the underwriters, may purchase and sell Notes in the open market. These transactions may include syndicate covering transactions and stabilizing transactions. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase Notes originally sold by the syndicate member.

Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the absence of such activities. These activities, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific amount of the Notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Our Relationships with the Underwriters

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment, management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they may receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they may routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Matters

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Notes offered by this prospectus in any jurisdiction in which action for that purpose is required. The Notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We and the underwriters require that the persons into whose possession this prospectus comes inform themselves about, and observe any restrictions relating to, the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the Notes offered hereby will be passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan. The underwriters have been represented in this offering by Stradley Ronon Stevens  & Young LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2017, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus the documents listed below as well as any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings made after the date of this prospectus until we sell all of the securities under this prospectus, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.” The following documents filed with the SEC are incorporated by reference in this prospectus:

a)	our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017 filed with the SEC on May 14, 2018;

b)	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, filed with the SEC on May 9, 2018 and August 8, 2018, respectively;

c)	our Proxy Statement filed with the SEC on April 4, 2018; and

d)	our Current Reports on Form 8-K filed with the Commission on March 19, 2018, May 21, 2018, June 25, 2018 and September 11, 2018.

In addition, all documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of the registration statement of which this prospectus forms a part and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or which deregisters all securities covered hereby then remaining unsold are incorporated by reference in the registration statement of which this prospectus forms a part and are a part hereof from the date of filing of such documents. Notwithstanding anything herein, the Company is not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless, and to the extent, specified in any such Current Report on Form 8-K.

Any statement herein or contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained herein, or in any subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the registration statement of which this prospectus forms a part.

The section entitled “Where You Can Find More Information” below describes how you can obtain or access any documents or information that we have incorporated by reference herein. Additionally, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus at no cost upon written or oral request. You may request a copy of these reports or documents (other than an exhibit to a report or document unless that exhibit is specifically incorporated by reference into that report or document) at no cost by writing, telephoning or e-mailing us at the following address, telephone number or e-mail address:

550 W. Merrill Street, Suite 200

Birmingham, MI 48009

(248) 559-0840

ir@cnfrh.com

Copies of these reports and documents are also available through the “Investor Relations” section of our website at www.cnfrh.com. For other ways to obtain a copy of these reports and documents, please refer to “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Notes offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and the Notes, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We file annual, quarterly and current reports, and other information with the SEC. Our SEC filings, including the registration statement of which this prospectus is a part, are available on the SEC’s website at http://www.sec.gov. You may also inspect a copy of the registration statement without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Room of the SEC, 100 F Street, NE, Washington, DC 20549, upon payment of fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

$22,000,000

6.75% Senior Unsecured Notes due 2023

Prospectus

Boenning & Scattergood, Inc.

Lead Book-Running Manager

American Capital Partners, LLC

Co-Manager

September 19, 2018